09042293

*M.A. 9/9

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47885

SEC Mail Processing Section
AUG 3 1 2009
Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ADP Broker Dealer, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 ADP Boulevard
(No. and Street)

Roseland	New Jersey	07068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon Bailey — 973-712-2748
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).*

AB 9/24

AFFIRMATION

I, Gordon Bailey, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to ADP Broker-Dealer, Inc. for the year ended June 30, 2009, are true and correct. I further affirm that neither ADP Broker-Dealer, Inc. nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Gordon Bailey

Gordon Bailey
CFO and Treasurer

Martha Nieves

Notary Public

8/27/09
Date

Martha Nieves
Notary Public
State of New Jersey
My Comm. Exp. May 10, 2010

ADP BROKER-DEALER, INC.
(A Wholly-Owned Subsidiary of
ADP Atlantic, Inc.)
(SEC I.D. No. 8-47885)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2009, AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
ADP Broker-Dealer, Inc.:

We have audited the accompanying statement of financial condition of ADP Broker-Dealer, Inc. (the "Company") (a wholly-owned subsidiary of ADP Atlantic, Inc.) as of June 30, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 27, 2009

ADP BROKER-DEALER, INC.
(A Wholly-Owned Subsidiary of ADP Atlantic, Inc.)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

CASH	$ 1,500,022
SERVICE FEE RECEIVABLE	9,555,349
TOTAL	$ 11,055,371

LIABILITY AND STOCKHOLDER'S EQUITY

LIABILITY—Payable to affiliate	$ 9,555,371
STOCKHOLDER'S EQUITY:	
Common stock, $1,000 par value—authorized and outstanding, 100 shares	100,000
Paid-in capital	1,400,000
Total stockholder's equity	1,500,000
TOTAL	$ 11,055,371

See notes to financial statement.

1. ORGANIZATION AND BUSINESS DESCRIPTION

Organization—ADP Broker-Dealer, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of ADP Atlantic, Inc. (the "Parent"), which is a wholly-owned subsidiary of ADP, Inc. ("ADP").

Business Description—The Company was formed to provide 401(k) plans to existing and prospective clients of ADP. These 401(k) plans offer securities of major mutual fund companies and bank funds of State Street Bank to investors, on a payroll deduction basis, through ADP. The mutual fund companies pay commissions to the Company on a shared commission basis (12b-1 fees). The Company does not solicit investments or handle customer funds and/or securities.

2. ACCOUNTING POLICIES

Basis of Presentation—The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America.

Income Taxes—The results of operations of the Company are included in the consolidated federal income tax return of the Parent. There is no intercompany income tax receivable or payable at June 30, 2009.

The Company uses the asset and liability method in providing income taxes on all transactions in accordance with Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes*. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns. The Company has no deferred taxes at June 30, 2009.

Cash—All cash is on deposit in a non-interest-bearing account with a major money center bank.

Service Fee Receivable—Service fee revenues are recorded when earned. Management services fee expenses are expensed when incurred. The Company's policy is to pay its Parent upon collecting service fees.

Use of Estimates in the Preparation of the Financial Statement—The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities and the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates included in the financial statement.

Management has considered the effects, if any, of events occurring after the date of the Company's Statement of Financial Condition through August 27, 2009, which is the date the financial statement was issued.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At June 30, 2009, the Company had net capital of $1,500,000 which was $862,976 in excess of its required net capital of $637,024. The Company's ratio of aggregate indebtedness to net capital was 6.37 to 1 at June 30, 2009.

4. RELATED-PARTY TRANSACTIONS

According to the Management Services Agreement between the Company and ADP, the Company shall pay ADP, for each calendar quarter, a management services fee equal to the greater of 50% of the Company's revenues or an amount equal to 130% of ADP's fully allocated expenses to the Company for each calendar quarter. However, the management fee charged is limited to the available net revenue before the fee is allocated. Additionally, ADP has agreed to waive receipt of its management services fee until the Company is in receipt of its service fee revenues from third parties.

The management services fee represents various expenses incurred directly and indirectly in the conduct of the Company's business such as investment counsel and client service, account executive registration and training, and general and administrative expenses.

The payable to affiliate represents management service fees payable to the Parent that have been deferred until collection of the service fee revenue in accordance with the Management Services Agreement.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

August 27, 2009

ADP Broker-Dealer, Inc.
71 Hanover Road
Florham Park, NJ 07932

In planning and performing our audit of the financial statements of ADP Broker-Dealer, Inc. (the "Company") (a wholly-owned subsidiary of ADP Atlantic, Inc.) as of and for the year ended June 30, 2009 (on which we issued our report dated August 27, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 pursuant to Section (k)(2)(i). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP